82-34672

SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.


03024114

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 24 2003
WASH, D.C.
188
SECTION

June 20, 2003

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

June 20, 2003 Director Shareholding -- I Mason and RB Butler

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Enclosure
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:063003
18031915-17.doc

dlw 6/30

REG-Electrocomponents Director Shareholding

RNS Number:6023M
Electrocomponents PLC
20 June 2003

ELECTROCOMPONENTS PLC " the Company"

Electrocomponents Savings Related Share Option Scheme (the " Scheme")

Electrocomponents announces the following:

The Company has been informed on 20 June 2003 that options to buy shares granted under the terms of the Scheme, as detailed below, have lapsed.

Mr I Mason (Group Chief Executive), lapsed an option to buy 3,912 shares at an option price of 423p granted on 15 January 2002.

Mr R B Butler (Chief Process Officer), lapsed an option to buy 2,245 shares at an option price of 423p granted on 15 January 2002.

As a result of the above lapse of options Messrs Mason and Butler have chosen to acquire shares in the market using their returned contributions. On the 20 June 2003, Mr Mason bought 1,213 Electrocomponents 10p ordinary shares at a price of 331p and Mr Butler bought 1,213 Electrocomponents 10p ordinary shares at a price of 331p. Following these transactions, Mr Mason holds 37,349 shares and Mr Butler holds 38,349 shares in the Company.

CARMELINA CARFORA

Group Company Secretary

20 June 2003

END
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